Exhibit 99.3

Cellect Biotechnology Reports Second Quarter 2019
Financial and Operating Results

Recent Clinical Achievements Demonstrate Continued Momentum in the U.S. and Israel

Tel Aviv, Israel August 13, 2019 – Cellect Biotechnology Ltd. (NASDAQ: “APOP”), a developer of innovative technology which enables the functional selection of stem cells, today reported financial and operating results for the second quarter ended June 30, 2019 and provided a corporate update.

“We are making solid clinical progress in Israel and we are optimistic as we move closer to commencing our first clinical trial in the U.S.,” commented Dr. Shai Yarkoni, Chief Executive Officer. “In Israel, we successfully transplanted the 9th patient earlier this quarter and we received the independent safety board approval to escalate to the final dose. We are optimistic that we will complete the final cohort later this year.”

“In the U.S., the signing of the Accelerated Clinical Trial Agreement with Washington University and the approval of the WU scientific committee were significant achievements, and upon obtaining the regulatory approvals, and subject to sufficient funding and the outcome of the strategic review process, we plan to ramp up our activities later this year and begin enrolling patients in the first half of 2020.”

Strategic Review Progress Update

In May 2019, the Company commenced plans to explore strategic alternatives to maximize shareholder value. Potential strategic alternatives that may be evaluated include, but are not limited to, an acquisition, merger, business combination, in-licensing, or other strategic transaction involving the Company or its assets. The Company continues to evaluate strategic opportunities and plans to keep shareholders informed as they mature or warrant disclosure.

Complementing the strategic review, the Company initiated a cost reduction plan, including a reduction in workforce, lowering its quarterly cash usage to advance its ongoing clinical trial in Israel and work towards initiating the clinical trial in the United States. The Company’s cash and cash equivalents were $7.64 million as of June 30, 2019.

“On the corporate side, our actions have significantly reduced our monthly cash burn and we believe that based on our current anticipated cash needs, our current cash burn rate gives us over 18 months of cash, sufficient to achieve our primary objective of reaching clinical results,” said Eyal Leibovitz, Chief Financial Officer.

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Second Quarter 2019 Financial Results:

●	Research and development (R&D) expenses for the second quarter of 2019 were $0.99 million compared to $0.99 million in the first quarter of 2019 and to $0.69 million in the second quarter of 2018. There was no difference between the first and second quarters of 2019. In the first quarter of 2019, we incurred expenses related to the establishment of our US clinical site while in the second quarter we incurred further expenses related to our current clinical activity.

●	General and administrative (G&A) expenses for the second quarter of 2019 were $0.76 million compared to $0.66 million in the first quarter of 2019 and to $1.01 million in the second quarter of 2018. The increase was mainly due to an increase in stock-based compensation.

●	Finance income for the second quarter of 2019 was $1.53 million compared to finance income of $0.22 million in the first quarter of 2019 and to $0.03 million in the second quarter of 2018. The increase was primarily due to changes related to fair value of the tradable and non-tradable warrants issued in prior fundraisings.

●	Net loss for the second quarter of 2019 was $0.23 million, or $0.001 per share and $0.02 per ADS, compared to $1.43 million, or $0.008 per share and $0.16 per ADS, in the first quarter of 2019 and to $1.64 million, or $0.013 per share and $0.26 per ADS, in the second quarter of 2018.

* For the convenience of the reader, the amounts above have been translated from NIS into U.S. dollars, at the representative rate of exchange on June 30, 2019 (U.S. $1 = NIS 3.566).

About Cellect Biotechnology Ltd.

Cellect Biotechnology (APOP) has developed a breakthrough technology, for the selection of stem cells from any given tissue, that aims to improve a variety of stem cell-based therapies.

The Company’s technology is expected to provide researchers, clinical community and pharma companies with the tools to rapidly isolate stem cells in quantity and quality allowing stem cell-based treatments and procedures in a wide variety of applications in regenerative medicine. The Company’s current clinical trial is aimed at bone marrow transplantations in cancer treatment.

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Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss Cellect’s expectations regarding its clinical trials and cash position. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the Company’s history of losses and needs for additional capital to fund its operations and its inability to obtain additional capital on acceptable terms, or at all; the Company’s ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; the Company’s ability to consummate a strategic alternative that enhances shareholder value; the Company’s ability to remain listed on the Nasdaq Capital Market; the Company’s ability to obtain regulatory approvals; the Company’s ability to obtain favorable pre-clinical and clinical trial results; the Company’s technology may not be validated and its methods may not be accepted by the scientific community; difficulties enrolling patients in the Company’s clinical trials; the ability to timely source adequate supply of FasL; risks resulting from unforeseen side effects; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the scope of protection the Company is able to establish and maintain for intellectual property rights and its ability to operate its business without infringing the intellectual property rights of others; competitive companies, technologies and the Company’s industry; unforeseen scientific difficulties may develop with the Company’s technology; and the Company’s ability to retain or attract key employees whose knowledge is essential to the development of its products. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC.

Contact

Cellect Biotechnology Ltd.

Eyal Leibovitz, Chief Financial Officer

www.cellect.co

+972-9-974-1444

Or

EVC Group LLC

Michael Polyviou

(732) 933-2754

mpolyviou@evcgroup.com

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Cellect Biotechnology Ltd

Consolidated Statement of Operation

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2019	2019	2018	2019	2018
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	1,987	7,086	5,348	3,564	2,491

General and administrative expenses	1,420	5,064	7,072	2,709	3,620

Operating loss	3,407	12,150	12,420	6,273	6,111

Financial expenses (income) due to warrants exercisable into shares	(1,994)	(7,111)	(1,615)	(5,919)	609

Other financial expenses (income), net	247	880	(1,241)	462	(731)

Total comprehensive loss	1,660	5,919	9,564	816	5,989

Loss per share:

Basic and diluted loss per share	0.008	0.029	0.074	0.004	0.046
Basic and diluted loss per ADS	0.17	0.58	1.48	0.08	0.92

Weighted average number of shares outstanding used to compute basic and diluted loss per share	200,942,871	200,942,871	128,600,812	224,087,799	130,192,799

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Cellect Biotechnology Ltd.

Consolidated Balance Sheet Data

	Convenience
	translation
	June 30,	June 30,	December 31,
	2019	2019	2018
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,640	27,244	17,809
Other receivables	193	690	816

	7,833	27,934	18,625
NON-CURRENT ASSETS:
Restricted cash	93	331	337
Right-of-use assets	364	1,299	-
Other long-term receivables	32	113	132
Property, plant and equipment, net	413	1,472	1,544

	902	3,215	2,013

	8,735	31,149	20,638

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	279	994	887
Other payables	894	3,190	4,012
Current maturities of lease liability	131	468	-
	1,304	4,652	4,899
NON-CURRENT LIABILITIES:
Warrants	1,044	3,722	1,816
Lease liability	243	867	-
	1,287	4,589	1,816
EQUITY:
Ordinary shares of no par value:
Authorized: 500,000,000 shares at December 31, 2018 and June 30, 2019; Issued and outstanding: 130,414,799*) and 224,087,799*) shares as of December 31, 2018 and June 30, 2019, respectively.	-	-	-
Additional Paid in Capital	30,371	108,305	95,085
Share-based payments	3,647	13,003	12,319
Treasury shares	(2,643)	(9,425)	(9,425)
Accumulated deficit	(25,231)	(89,975)	(84,056)

	6,144	21,908	13,923

	8,735	31,149	20,638

*)	Net of 2,641,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience
	translation
	Six months ended	Six months ended		Three months ended
	June 30,	June 30,		June 30,
	2019	2019	2018	2019	2018
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Total comprehensive loss	(1,660)	(5,919)	(9,564)	(816)	(5,989)

Adjustments to reconcile net loss to net cash used in operating activities:
Net financing expenses	229	815	(837)	443	(314)
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	2	6	(148)	2	(148)
Depreciation	54	192	215	94	110
Changes in fair value of traded and not traded warrants	(2,368)	(8,442)	(1,888)	(5,895)	608
Share-based payment	148	529	2,184	744	937
Decrease (increase) in other receivables	40	145	(87)	75	(150)
Increase (decrease) in other payables	(201)	(715)	(1,115)	(730)	(204)
Decrease in right-of-use assets	89	314	-	200	-
Interest received during the period	(13)	(46)	(15)	(46)	(15)
Net cash used in operating activities	(3,680)	(13,121)	(11,255)	(5,929)	(5,165)

Cash flows from investing activities:
Short term deposits, net	-	-	(3,503)	-	(3,503)
Restricted deposit, net	-	-	(28)	-	135
Sales of marketable securities measured at fair value through profit and loss	-	-	8,498	-	3,998
Purchase of property, plant and equipment	(34)	(120)	(228)	-	(88)
Net cash provided by investing activities	(34)	(120)	4,739	-	542

Cash flows from financing activities:
Exercise of warrants and stock options into shares	-	-	399	-	-
Leases liabilities	(77)	(278)	-	(178)	-
Issue of share capital and warrants, net of issue costs	6,653	23,723	12,360	(1,114)	(5)
Net cash provided (used) by financing activities	6,576	23,445	12,759	(1,292)	(5)
Exchange differences on balances of cash and cash equivalents	(216)	(769)	852	(397)	329
Increase (decrease) in cash and cash equivalents	2,646	9,435	7,095	(7,618)	(4,299)
Balance of cash and cash equivalents at the beginning of the period	4,994	17,809	13,734	34,862	25,128
Balance of cash and cash equivalents at the end of the period	7,640	27,244	20,829	27,244	20,829

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